June 2, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:  Rockwell Medical, Inc.

Ladies and Gentlemen:

On behalf of Rockwell Medical, Inc., we are filing a Form S-3 via EDGAR concurrently with this letter.  Please contact me at 248-203-0775 or Mark Metz at 313-568-5434 with any questions or comments on this filing or to coordinate an acceleration request.

Sincerely,

DYKEMA GOSSETT PLLC

/s/Jeanne M. Whalen